SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)

                          SARATOGA BEVERAGE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   803436 10 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              ROBERT FRIEDMAN, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 24, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------               -------------------------------
CUSIP No. 803436 10 4                   13D           Page 2 of 7 Pages
----------------------------------               -------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Carl T. Wolf
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        United States
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                        75,000 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                    20,000 shares
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                    75,000 shares
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                    20,000 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        95,000 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            3.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------               -------------------------------
CUSIP No. 803436 10 4                   13D           Page 3 of 7 Pages
----------------------------------               -------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Marion Wolf
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      United States
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             0 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         20,000 shares
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         0 shares
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         20,000 shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         20,000 shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            .7%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------               -------------------------------
CUSIP No. 803436 10 4                   13D           Page 4 of 7 Pages
----------------------------------               -------------------------------

         The following constitutes Amendment No. 1 the Schedule 13D filed by the undersigned (the "Schedule 13D").


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 25, 1998, Carl T. Wolf entered into a Securities Purchase Agreement with the Issuer whereby Carl T. Wolf purchased 25,000 shares of Common Stock at a price of $2.25 per share.

         On April 24, 1998, Carl T. Wolf entered into a Letter Agreement with the Issuer, dated April 17, 1998 (the "Letter Agreement"), whereby Carl T. Wolf sold to the Issuer 150,000 shares of Common Stock at a price of $2.25 per share. In addition, Carl T. Wolf entered into an Amended and Restated Option Agreement dated as of April 17, 1998 with the Issuer whereby Carl T. Wolf agreed to, among other things, reduce the number of shares of Common Stock subject to options from 200,000 to 75,000, all of which shall be vested immediately.

         On April 24, 1998, Carl T. Wolf entered into a Securities Purchase Agreement dated April 16, 1998 with Anthony Malatino whereby Carl T. Wolf and Anthony Malatino agreed to terminate and rescind the sale of 83,000 shares of Common Stock at a price of $3.00 per share from Anthony Malatino to Carl T. Wolf, as contemplated in the Securities Purchase Agreement dated February 12, 1998.

         On April 24, 1998, the Reporting Persons entered into a Securities Purchase Agreement with Steel Partners II, L.P. dated April 17, 1998 whereby the Reporting Persons sold to Steel 25,000 shares of Common Stock at a price of $2.25 per share.

         All of the shares purchased and/or disposed of in the foregoing transactions were being held jointly by the Reporting Persons.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 2,979,139 shares, which is the total number of shares of Common Stock outstanding as of March 4, 1998 as represented by the Issuer in the Issuer Form 10-KSB for the fiscal year ended December 31, 1997.

         As of the close of business on April 24, 1998, Carl T. Wolf beneficially owned 95,000 shares of Common Stock, constituting approximately 3.2% of the shares outstanding. As of the close of business on April 24, 1998, Marion Wolf beneficially owned 20,000

----------------------------------               -------------------------------
CUSIP No. 803436 10 4                   13D           Page 5 of 7 Pages
----------------------------------               -------------------------------


shares  of  Common  Stock,   constituting   approximately   .7%  of  the  shares
outstanding.

         (b) The Reporting Persons have shared voting and dispositive power as to 20,000 of the shares reported in this Schedule 13D. Carl T. Wolf has the sole power to vote and dispose of 75,000 of the shares reported in this Schedule 13D.

         (c) The following table sets forth a description of all transactions in shares of Common Stock of the Issuer by the Reporting Persons effected in the last sixty days:


                                     Number of
                                       Shares                   Purchase
       Purchase Date                 Purchased                   Price
       -------------                 ---------                   -----

          2/25/98                      25,000                    $2.25

                                     Number of                    Sale
         Sale Date                  Shares Sold                  Price
         ---------                  -----------                  -----

          4/24/98                     150,000                    $2.25
          4/24/98                      83,000                    $3.00
          4/24/98                      25,000                    $2.25


         (d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

         (e) As of April 24, 1998, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a) Securities Purchase Agreement by and between Saratoga Beverage Group, Inc. and Carl T. Wolf dated as of February 25, 1998.

         (b) Letter Agreement by and between Saratoga Beverage Group, Inc. and Carl T. Wolf dated April 17, 1998.

         (c) Amended and Restated Option Agreement by and between Saratoga Beverage Group, Inc. and Carl T. Wolf dated as of April 17, 1998.

----------------------------------               -------------------------------
CUSIP No. 803436 10 4                   13D           Page 6 of 7 Pages
----------------------------------               -------------------------------


         (d) Securities Purchase Agreement by and between Anthony Malatino and Carl T. Wolf dated April 16, 1998.

         (e) Securities Purchase Agreement between Carl T. Wolf and Marion Wolf and Steel Partners II, L.P dated April 17, 1998.

----------------------------------               -------------------------------
CUSIP No. 803436 10 4                   13D           Page 7 of 7 Pages
----------------------------------               -------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  April 27, 1998                               /S/ CARL WOLF
                                                     -------------
                                                     Carl T. Wolf


Dated:  April 27, 1998                               /S/ MARION WOLF
                                                     ---------------
                                                     Marion Wolf